Exhibit 3

RESULTS 2Q19

July 25 , 2019

Forward looking information

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products.

UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS.

Copyright CEMEX Latam Holdings, S.A. and its subsidiaries.

Financial Results Summary Net Sales (US$M) -11%     572     507 -11% 280 249 6M18     6M192Q182Q19 Operating EBITDA     (US$M)     -23%     -28% 131     100    63 46 6M18    6M19 2Q182Q19 Margin EBITDA     (%) -3.1pp     -4.3pp

. 9%     6%

22     22 .

. 8%     3%

19     18 .

6M18    6M19 2Q182Q19

Consolidated Volumes and Prices

6M19 vs. 2Q19 vs.2Q19 vs.

6M18 2Q181Q19

Volume    0% 1%0%

Domestic

gray    Price (USD) -8%-9%-2%

cement

Price (LtL1)    -1% -1%0%

Volume    -4% -5%-8%

Ready-mix

concrete    Price (USD) -9%-10%-4%

Price (LtL1)    -1% -1%-1%

Volume    -9% -6%-2%

Aggregates    Price (USD) -6%-8%-4%

Price (LtL1)    2% 2%-1%

Domestic gray cement volumes during the quarter improved by 1%

or by 2% on a daily-sales basis, compared to those of the same period of 2018, driven by increased volumes in Colombia and El Salvador

Improved cement prices during the quarter in Colombia and the Rest of CLH region were offset by lower prices in Panama and Costa Rica, on a year-over-year basis

During the quarter, the U.S.-dollar appreciated versus the currencies of Colombia, Costa Rica, Nicaragua and Guatemala by 14%, 4%, 5% and 3%, respectively, on a year-over-year basis

(1) Like-to-like prices adjusted for foreign-exchange fluctuations

|| EBITDA Variation 6M19


-23%
131
-11
3
-14
-5
4
-7
100
EBITDA 6M18
Vol
Price
O. Costs
Dist
SG&A
FX
EBITDA 6M19
22.9%
EBITDA Margin 6M18
-3.1pp
19.8%
EBITDA Margin 6M19

5

REGIONAL HIGHLIGHTS

2Q19 Results

Results Highlights Colombia

Colombia –Results Highlights

6M19 6M18% var2Q192Q18% var

Net Sales    250 265-6%122129-6%

Financial

Summary    Op. EBITDA 3947-17%1722-22%

US$ Million    as % net

sales    15.7% 17.9% (2.2pp)14.1%17.2%(3.1pp)

6M19 vs. 6M18 2Q19 vs. 2Q182Q19 vs. 1Q19

Cement     10%12%1%

Volume    Ready mix 6%4%-7%

Aggregates     1%7%1%

6M19 vs. 6M18 2Q19 vs. 2Q182Q19 vs. 1Q19

Cement     2%3%2%

Price

(Local Currency)    Ready mix -1%-1%-1%

Aggregates     5%2%-1%

We are very pleased with our cement volume and price performance during 2Q19,

our volumes increased by 12% YoY while our prices improved by 3% YoY; our cement prices from December to June increased by 6% in local-currency terms

Net sales increased by 7% in local-currency terms during 2Q19 due to higher volumes as well as higher cement and aggregates prices; in U.S.-dollar terms, net sales declined by 6%.

EBITDA margin during 2Q19 declined to 14.1%,

increased sales and lower SG&A, which in total accounted for an improvement of 3.2pp, were more than offset by increased coal, electricity and distribution costs, which in total accounted for 6.5pp of margin erosion.

Colombia –Residencial Sector

For the full year 2019, we expect cement-industry volumes to the residential sector to increase in the low-single digits, supported by the self-construction and social-housing segments

We estimate that industry-cement dispatches to the residential sector remained stable during the quarter,

improved demand to the self-construction segment was offset by lower volumes to the formal mid-to-high-income segment

Increased volumes to the self-construction segment

during 2Q19 were driven by the economic recovery, increased remittances and potentially, by the effect of immigration from Venezuela to the country

We are a bit more optimistic on social housing going forward due to the low levels of inventory and the recently announced government measures to support subsidy programs. Among the most relevant are the guarantee of funds for the “Mi Casa Ya” subsidy program until 2024, and the increase in the maximum home price allowed to receive a subsidy from around US$35,000 to close to US$40,000.

Colombia –Infrastructure Sector

During 2019, we expect industry cement volumes to the infrastructure sector to increase in the mid-to-high-single digits

The infrastructure sector continued its positive performance during 2Q19,

we estimate that industry-cement volumes to this sector increased in the high-single digits during this period

Our volumes to this sector were supported by 4G highways,

projects in Bogota, the school-construction program sponsored by the government, as well as other relevant projects across the country

4G projects continue advancing at good pace,

we are currently supplying to projects such as “Autopista Mar 1”, “Neiva-Girardot” and “Pasto-Rumichaca”, among others; we estimate that industry total ready-mix volumes for these projects will reach around 610,000 m3 in 2019, 38% more compared to those of the previous year

Results Highlights Panama

|| Panama – Results Highlights

CEMEX | LATAM HOLDINGS

Financial Summary US$ Million

	6M19	6M18	% var	2Q19	2Q18	% var
Net Sales	98	111	-12%	48	50	-5%
Op. EBITDA	24	35	-31%	11	15	-29%
as % net sales	24.9%	31.8%	(6.9pp)	22.1%	29.5%	(7.4pp)

Volume

	6M19 vs. 6M18	2Q19 vs. 2Q18	2Q19 vs. 1Q19
Cement	-10%	-6%	0%
Ready mix	-20%	-7%	-8%
Aggregates	-30%	-28%	-13%

Price (Local Currency)

	6M19 vs. 6M18	2Q19 vs. 2Q18	2Q19 vs. 1Q19
Cement	-6%	-6%	-2%
Ready mix	-3%	-2%	-4%
Aggregates	-5%	-7%	-4%

Cement demand remained weak during 2Q19,

we estimate that industry-cement demand improved by 2% in this period, as a result of the construction-workers strike that took place during 2Q18; cement imports reached an estimated 6% participation during the quarter

High levels of inventory in apartments and offices,

as well as project delays in the infrastructure sector, affected cement demand during the quarter. We are optimistic in the infrastructure sector going forward as relevant projects should ram-up cement consumption soon

During 2Q19 our EBITDA margin declined by 7.4 pp,

major maintenance works performed during the quarter, and not done during 2Q18, accounted for 6.6pp of the margin decline, while lower sales resulted in a 6.2pp drop. On the other hand, the optimization of our ready-mix business and SG&A reductions impacted favorably by 5.4pp

12

Panama –Sector Highlights

We now expect our cement volumes in Panama to decline from 6% to 8% during 2019

For the rest of 2019, we expect the infrastructure sector to be the main driver of demand,

the “Corredor de las Playas” highway and the Fourth Bridge over the canal recently started construction and should ramp-up volumes soon

For the full year 2019, we expect industry-cement demand to bottom out and decline in the mid-single digits.

Next year, additional projects worth US$4 billion should start, among the most relevant are the US$2.6 billion third line of the metro, the US$500 million water-discharge structure for the canal, a US$300 million transmission line, and a US$150 million wind farm

Results Highlights Costa Rica

|| Costa Rica – Results Highlights

CEMEX | LatAm Holdings

Financial Summary
US$ Million

	6M19	6M18	% var	2Q19	2Q18	% var
Net Sales	55	79	-30%	27	43	-37%
Op. EBITDA	19	25	-26%	9	16	-44%
as % net sales	34.1%	32.2%	1.9pp	32.5%	36.7%	(4.2pp)

Volume

	6M19 vs. 6M18	2Q19 vs. 2Q18	2Q19 vs. 1Q19
Cement	-26%	-31%	-1%
Ready mix	-17%	-25%	-2%
Aggregates	8%	-2%	-3%

Price
(Local Currency)

	6M19 vs. 6M18	2Q19 vs. 2Q18	2Q19 vs. 1Q19
Cement	0%	-2%	-2%
Ready mix	8%	7%	1%
Aggregates	-5%	-7%	0%

Industry-cement demand was very weak during 2Q19,
we estimate that it declined by 18%; uncertainty related to the implementation of the fiscal reform affected consumer and business confidence

Our quarterly cement volume performance reflects a high base of comparison in 2Q18, as the new competitor commissioned its cement grinding mill in July 2018. Additionally, relevant projects ramped-up volumes during 1H18

The EBITDA margin during the quarter declined by 4.2pp
mainly due to lower volumes

15

Costa Rica –Sector Highlights

Considering lower industry-cement demand as well as the presence of the new competitor for the full year, we now expect our volumes to decline from 19% to 25% during 2019

During the quarter, our volumes were supported by infrastructure projects such as “Circunvalación Norte”, “Ruta 32: Rio Frio–Limon” and the “Garantías Sociales” bridge

For the full year 2019, we now estimate that industry-cement demand will decline in the mid-teens during 2019,

mainly due to a larger than expected impact related to the fiscal reform, and to infrastructure project delays

We expect cement-industry volumes to bottom-out this year.

Demand is expected to grow in 2020 driven by the infrastructure project pipeline, which execution has been delayed this year

Results Highlights Rest of CLH

Rest of CLH –Results Highlights

6M19 6M18% var2Q192Q18% var

Net Sales    113 124-9%5761-7%

Financial

Summary    Op. EBITDA 3342-23%1520-23%

US$ Million    as % net

sales    28.8% 33.9% (5.1pp)27.3%32.7%(5.4pp)

6M19 vs. 6M18 2Q19 vs. 2Q182Q19 vs. 1Q19

Cement     -4%-2%0%

Volume    Ready mix -45%-53%-29%

Aggregates     -58%-55%23%

6M19 vs. 6M18 2Q19 vs. 2Q182Q19 vs. 1Q19

Cement     1%1%0%

Price

(Local Currency)    Ready mix 5%6%3%

Aggregates     13%21%10%

Higher cement volumes during the quarter in El Salvador,

were offset by lower volumes in Nicaragua and Guatemala; cement and ready-mix volumes in Guatemala were impacted by heavy rains in this period

Quarterly cement prices in local-currency terms increased

by 1% YoY and remained flat QoQ

Our EBITDA margin declined by 5.4pp

mainly due to higher purchased-clinker costs in Guatemala; in Nicaragua the margin remained relatively stable as the unfavorable volume impact was offset by lower operating costs

Nicaragua –Sector Highlights

We expect our volumes in Nicaragua to decline around 20% during 2019

The socio-political crisis remains unresolved,

and continues to take a toll in economic activity, including cement demand

Our cement volumes during the quarter declined by 6% YoY and by

5% QoQ,

most of the highway projects sponsored by the government are in late construction stages and are not being replaced by new projects; going forward the self-construction sector should continue supporting cement consumption in the country

Guatemala –Sector Highlights

We expect our full year cement volumes in Guatemala to increase in the low-single digits during 2019, relatively in line with the growth for the industry

The first round of presidential elections was in mid-June and the second round will take place on August 11th,

we don’t expect the result of the elections to have a material impact in cement demand because of the relatively low participation of public investment in the construction industry.

Our quarterly cement volumes declined by 2% or increased by 1% on a daily-sales basis.

Our ready-mix volumes declined by 44% due to unusual heavy rains, as well as a high base of comparison in the same period of last year when relevant projects were under construction

OTHER INFORMATION

2Q19 Results

Free Cash Flow

US$ Million    6M19 6M18% var2Q192Q18% var

Operating. EBITEBITDA    100 131-23%4663-28%

- Net financial expense    27 301315

- Maintenance Capex    17 181211

- Change in working cap    -4 10-10-24

- Taxes paid    24 251013

- Other cash items (net)    -3 28-32

- Free cash flow    0 301

discontinued operations

Free Cash Flow    41 17134%2345-49%

After Maintenance Capex

- Strategic Capex    1 110

Free Cash Flow    40 16143%2145-54%

Our free cash flow improved to US$40 million during 1H19,

mainly due to a positive effect in working capital, the impact of the US$25-million-fine paid in Colombia during 1Q18, and lower financial expenses. Additionally, we received US$6.5 million in proceeds from idle-land sales in Colombia during 1H19

Financial expenses during 2Q19 were US$1.7 million lower than those of 2Q18,

this interest expense reduction was achieved due to the reduction in debt

We are pleased with our working capital management

our average working capital days during the quarter were reduced to negative 17, from negative 14 during the same period of last year

Income Statement Items

Our controlling interest net income was negative US$4 million during the quarter, compared to US$4 million during 2Q18 the lower net income was due to lower operating earnings before other expenses, net, and higher other expenses, net, partially offset by lower financial expenses and income taxes, as well as a positive effect in financial other income and expenses

Other expenses net, during 2Q19, includes a US$5 million provision,

related to the potential impact from the early termination of an aggregates-supply contract in Panama

Other income and expenses, net, was negative US$9 million during the quarter, compared to negative US$14 million during 2Q18 in both cases, the negative effect was due to a foreign-exchange effect on the debt balance, mainly from the U.S.-dollar appreciation versus the Colombian peso from March to June in both periods

Consolidated debt as of June 30, 2019

US$    Million

458

329

2020    2021 20222023

Type    Currency CostUS$ M

Banks    COP 9.21%7

Intercompany    USD 6ML + 250 bps130

Intercompany    USD 6ML + 255 bps192

Intercompany    USD Fixed 5.65%458

Other debt (Leases)     24

Average Cost / Total    USD 5.27%1811

(1) Average Cost of USD denominated debt

The term “Intercompany” refers to debt with subsidiaries of CEMEX, S.A.B. de C.V.

US$811 M total debt

Our total debt was reduced by US$24 million during the quarter, from US$835 million as of March, to US$811 million as of June

3.6x Net Debt / EBITDA

Interest Rate

Variable

42%    Fixed

58%

2019 Guidance

Volume YoY%

Cement    Ready—Mix Aggregates

Colombia

4% to 6%    1% to 3% 1% to 3%

Cement    Ready—Mix Aggregates

Panama

-8% to -6%    -20% to -17% -23% to -20%

Cement    Ready—Mix Aggregates

Costa Rica

-25% to -19%    -10% to -8% 5% to 7%

Consolidated volumes:

- Cement: -3% to 0%

- Ready-mix: -8% to -5%

- Aggregates: -6% to 0%

Total Capex US$50M

Maintenance US$42 M Strategic US$8 M

These figures now include an additional US$8 million non-cash effect related to IFRS16

Consolidated Cash taxes

US$60 M

RESULTS 2Q19

July 25 , 2019